5 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,500 Reed Elsevier PLC ordinary shares at a price of 1170.3198p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 72,829,085 ordinary shares in treasury, and has 1,132,752,701 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 3,130,750 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,800 Reed Elsevier NV ordinary shares at a price of €22.0103 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,110,844 ordinary shares in treasury, and has 654,285,042 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,812,300 shares.